UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. 4)*

                      -------------------------------
                    PETROLEUM HEAT AND POWER CO., INC.
                             (Name of Issuer)

                   Class A Common Stock, $.10 par value
                      (Title of Class of Securities)

                                716600 30 9
                              (CUSIP Number)
                     --------------------------------
                            Howard Kailes, Esq.
                       Krugman, Chapnick & Grimshaw
                         Park 80 West - Plaza Two
                      Saddle Brook, New Jersey 07663
                              (201) 845-3434
(Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications)

                      -------------------------------

                             December 20, 1996
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.
                               ------
Check the following box if a fee is being paid with the statement.

      ------
(A fee is not required only if the reporting person: (a) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  716600 30 9

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Wolfgang Traber
     ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
         -----
     (b)   X
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER
       --

8    SHARED VOTING POWER

     1,652,203 (see footnote 1)

9    SOLE DISPOSITIVE POWER
       --

10   SHARED DISPOSITIVE POWER

     1,652,203 (see footnote 1)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,652,203 (see footnote 1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

     ------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.14% (see footnote 2)

14   TYPE OF REPORTING PERSON*
     IN



-----------------
(1) Represents shares held by Hanseatic Americas LDC, a Bahamian limited duration company in which the sole managing member is Hansabel Partners, L.L.C., a Delaware limited liability company in which the sole managing member is Hanseatic Corporation; Wolfgang Traber holds in excess of a majority of the shares of capital stock of Hanseatic Corporation.

(2) Based upon an aggregate of 23,149,769 shares of Class A Common Stock reported as outstanding in the Issuer's most recent Annual
Report on Form 10-K.

CUSIP NO.  716600 30 9

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hanseatic Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
         -----
     (b)   X
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     1,652,203 (see footnote 1)

8    SHARED VOTING POWER
       --

9    SOLE DISPOSITIVE POWER

     1,652,203 (see footnote 1)

10   SHARED DISPOSITIVE POWER
       --

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,652,203 (see footnote 1)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

     ------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.14% (see footnote 2)

14   TYPE OF REPORTING PERSON*

     CO



-----------------
(1) Represents shares held by Hanseatic Americas LDC, a Bahamian limited duration company in which the sole managing member is Hansabel Partners LLC, a Delaware limited liability company in which the sole managing member is Hanseatic Corporation.

(2) Based upon an aggregate of 23,149,769 shares of Class A Common Stock reported as outstanding in the Issuer's most recent Annual
Report on Form 10-K.

CUSIP NO.  716600 30 9

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hubertus Langen
     ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
         -----
     (b)   X
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     710,221

8    SHARED VOTING POWER

       --

9    SOLE DISPOSITIVE POWER

     710,221

10   SHARED DISPOSITIVE POWER

       --

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     710,221

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

     ------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.07% (see footnote 1)

14   TYPE OF REPORTING PERSON*

     IN


-----------------
(1) Based upon an aggregate of 23,149,769 shares of Class A Common Stock reported as outstanding in the Issuer's most recent Annual
Report on Form 10-K.

CUSIP NO.  716600 30 9

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Tortosa Vermogensverwaltungsgesellschaft mbH

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
         -----
     (b)   X
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

       --

8    SHARED VOTING POWER

       --

9    SOLE DISPOSITIVE POWER

       --

10   SHARED DISPOSITIVE POWER

       --

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       --

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

     ------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       --

14   TYPE OF REPORTING PERSON*

     HC

                           INTRODUCTORY STATEMENT

      Pursuant to Reg. Section 240.13d-2, this Amendment No. 4 to
Schedule 13D is being filed on behalf of the undersigned in order to disclose changes in the Statement on Schedule 13D dated October 19, 1992, as amended by Amendment No. 1 thereto dated December 14, 1993, Amendment No. 2 thereto dated May 17, 1994 and Amendment No. 3 thereto dated January 22, 1996 (together, the "Amended Statement on Schedule 13D"), and therefore does not restate the items therein in their entirety. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Amended Statement on Schedule 13D. No person or entity responding hereunder shall be responsible for the completeness or accuracy of any information contained herein or in the Amended Statement on Schedule 13D with respect to any other person or entity.

Item 1.     Security and Issuer.
            -------------------

      This statement relates to the Class A Common Stock, $.10 par value (the "Class A Common Stock"), issued by Petroleum Heat and Power Co., Inc., a Minnesota corporation (the "Issuer"), whose principal executive offices are located at 2187 Atlantic Street, Stamford, Connecticut 06902.

Item 2.     Identity and Background.
            -----------------------

      Item 2 of the Amended Statement on Schedule 13D is hereby amended and supplemented to include Hanseatic Corporation, a New York corporation. In excess of a majority of the shares of capital stock of Hanseatic Corporation is held by Wolfgang Traber. The principal business of Hanseatic Corporation, which has its principal offices at 450 Park Avenue, Suite 2302, New York, New York 10022, is investing. The names, citizenship, business or residence address and principal occupation of each executive officer and director of Hanseatic Corporation, other than Wolfgang Traber, is set forth in Annex 1 attached hereto, which information is incorporated hereby by reference.

      During the last five years, none of Hanseatic Corporation nor, to the best of the knowledge of Hanseatic Corporation, any executive officer or director of Hanseatic Corporation identified in Annex 1, has (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

      Item 5 of the Amended Statement on Schedule 13D is hereby amended and supplemented to include the following:

      (a)-(b). The number of shares of Class A Common Stock of the Issuer held by each of the undersigned, the percentage of the outstanding Class A Common Stock represented by such shares and the percentage of the Issuer's voting securities held by the undersigned, are as follows:

                              Aggregate Number     Aggregate
                             of Shares of Class    Percentage
Voting
   Name                      A Common Stock (1)   Ownership (2)
Percentage (3)
Wolfgang Traber              1,652,203(4)            7.14
 15.71(5)
Hanseatic Corporation        1,652,203(4)            7.14
 15.52(5)
Hubertus Langen                710,221               3.07
 13.79(5)
Tortosa GmbH                       --                  --
 12.16(5)
______________________

(1) Except as otherwise indicated, all of such shares are owned with sole voting and investment power.

(2)   Based upon an aggregate of 23,149,769 shares of Class A
Common Stock reported as outstanding in the Issuer's most recent
Annual Report on Form 10-K.

(3) Such percentages represent the aggregate voting power possessed by such shareholders, based upon their beneficial holdings of Class A Common Stock and the Issuer's Class C Common
Stock, $.10 par value (the "Class C Common Stock"), 2,597,519 shares of which were reported as outstanding in the Issuer's most recent Annual Report on Form 10-K. The Class C Common Stock entitles the holder thereof to ten votes per share upon all matters submitted for a vote to the Issuer shareholders.

(4)   Represents shares held by Hanseatic Americas LDC, a
Bahamian limited duration company in which the sole managing member is Hansabel Partners, LLC, a Delaware limited liability company in which the sole managing member is Hanseatic
Corporation. Mr. Traber holds in excess of a majority of the shares of capital stock of Hanseatic Corporation.

(5)   Includes 298,717 shares of Class C Common Stock held by
Hanseatic Corporation, in excess of a majority of the shares of the capital stock of which is held by Mr. Traber, and 298,717 shares of Class C Common Stock held by Tortosa
Vermogensverwaltungsgesellschaft mbH ("Tortosa GmbH"), a German corporation owned and controlled by Mr. Langen. Tortosa and Hanseatic Corporation hold shared voting power with respect to all such shares.

            (c)   Not applicable.

            (d) The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,652,203 shares of Class A Common Stock, constituting approximately 7.14% of the outstanding Class A Common Stock, beneficially owned by Mr. Traber and Hanseatic Corporation (in excess of a majority of the shares of capital stock of which is held by Mr. Traber), is held by Hanseatic Americas LDC, a Bahamian limited duration company in which the sole managing member is Hansabel Partners, L.L.C., a Delaware limited liability company in which the sole managing member is Hanseatic Corporation.

            (e)   Not applicable.


Item 6.     Contracts, Arrangements, Understandings
            or Relationships with Respect to
            Securities of the Issuer.
            ---------------------------------------

      Tortosa and Hanseatic Corporation are parties to arrangements under which neither shall vote any shares of Class
C Common Stock owned by it without the written approval of the other party having first been obtained.

Item 7.     Exhibits.
            --------

      (A)   Power of Attorney executed by Hanseatic Corporation.

                                  SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

s/Wolfgang Traber                              March 21, 1997
---------------------------
Wolfgang Traber
(Attorney-in-Fact)

Annex 1

Principal
Name and
Occupation,
Business or                                  Relationship
Employer and
Residence                                    to Hanseatic
Address of
  Address                    Citizenship     Corporation
 Employer
-----------------            -----------     -------------
--------------
Fernando Montero             Peru            President and
President
Grand Bay Plaza                               Director
Hanseatic Corporation
2665 S. Bayshore Drive
Grand Bay Plaza
Suite 1101
2665 S. Bayshore Drive
Coconut Grove, FL 33133
Suite 1101

Coconut Grove, FL

     33133

Gustav zu                    Germany           Director
Director
  Salm-Horstmar
Bank von Ernst
Bank von Ernst
 & Co., Ltd.
  & Co., Ltd.
86 Jermyn Street
86 Jermyn Street
London SW 1
London SW 1

Constantin Boden             United States     Director
President
Boden Partners LLC
Boden Partners LLC
450 Park Avenue
450 Park Avenue
Suite 2302
Suite 2302
New York, NY  10022
New York, NY  10022

Paul A. Biddelman            United States  Treasurer
Treasurer
Hanseatic Corporation
Hanseatic Corporation
450 Park Avenue
450 Park Avenue
Suite 2302
Suite 2302
New York, NY 10022
New York, NY 10022

Benjamin Schliemann          Germany           Vice President
Vice President
Hanseatic Corporation
Hanseatic Corporation
450 Park Avenue
450 Park Avenue
Suite 2302
Suite 2302
New York, NY 10022
New York, NY 10022


  EXHIBIT A

                              POWER OF ATTORNEY
                              -----------------

      KNOW ALL MEN BY THESE PRESENTS that the undersigned does hereby constitute and appoint Wolfgang Traber its true and lawful attorney-in-fact and agent, with full power of substitution, to execute any and all instruments which he as attorney-in-fact and agent, may deem necessary or advisable to comply with the Securities Exchange Act of 1934 with respect to the ownership, acquisition or disposition by, or for the account of, the undersigned of securities of Petroleum Heat & Power Co., Inc., a Minnesota corporation (the "Company"), including without limitation the power and authority to execute and file in the name and on behalf of the undersigned a Schedule 13D and all amendments thereto pursuant to Regulation 13D-G of the Securities and Exchange Commission, and an agreement between the undersigned and other beneficial holders of stock of the Company relating to the joint filing of said Schedule 13D and any amendments to said Schedule 13D. The undersigned does hereby ratify and confirm all said attorney-in-fact and agent, or any one or more of them, shall do or cause to be done by virtue hereof.

      IN WITNESS WHEREOF, the undersigned has duly executed this power of attorney this 21st day of March, 1997.

                             HANSEATIC CORPORATION



                             By: s/Wolfgang Traber
                                -------------------------------